Exhibit 99.1

Aphria Announces Special Committee to Review Governance Processes Related to LATAM Acquisition

  Board reiterates confidence in LATAM operations and strategy
  Undertakes comprehensive review to protect shareholders in face of inaccurate and misleading accusations by short-sellers

LEAMINGTON, ON, Dec. 6, 2018 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced its Board of Directors has appointed a special committee (the "Special Committee") of independent directors to review the Company's previously completed acquisition of LATAM Holdings Inc. (the "Acquisition"), which closed on September 27, 2018, and confirm the Company's belief that it conformed with all Company policies and generally accepted corporate governance practices.

The Company's Board reiterated its confidence in the process leading to the Acquisition, as well as in its Latin American operations and strategy.  However, in the face of inaccurate and misleading accusations by certain short-sellers, whose sole interest is in profiting from a decline in the Company's shares, it is undertaking a comprehensive review, led by a Special Committee of independent directors of these, and any other, allegations in the interest of protecting Aphria shareholders.

The Special Committee is composed of John M. Herhalt, Shlomo Bibas and Tom Looney.  Mr. Herhalt, who is the lead independent director and the Chair of the Audit Committee, will serve as Chair of the Special Committee.  Each of these members is independent and joined the Board following the closing of the Acquisition. The Special Committee is authorized to, and expects to, retain independent advisors to assist in its review.

Vic Neufeld, Aphria's Chief Executive Officer, said, "We are committed to protecting our shareholders and restoring market confidence by confirming all the facts through an independent process to rebut innuendo and deception.  Until then, it is business as usual at Aphria, as we continue taking significant steps to solidify our position as a premier global cannabis company."

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.
Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 06:30e 06-DEC-18